SECURITIES AND EXCHANGE COMMISSION
450 5TH ST., NW
WASHINGTON DC 20549

RE:  ATI Networks, Inc.

We have read the statements that we understand ATI Networks, Inc. ("ATIW") will include under Item 4 of the Form 8-K report it will file regarding our engagement as independent certifying accountants. We agree with such statements regarding our firm. We have no basis to agree or disagree with other statements made under Item 4. We have the following comments regarding our accounting advice rendered prior to our engagement.

During the first quarter of fiscal 2000, ATIW exchanged 3,000,000 Class A Common Shares for media credits having an appraised value of $10,000,000. Sometime after ATIW's independent auditor resigned, ATIW management requested our advice as to the appropriate accounting treatment for this transaction.

Following is a summary of our considerations:

1. The accounting for the transaction described is found in SFAS 123, "Accounting for Stock-Based Compensation."
2. SFAS 123 provides: "Except for transactions with employees that are within the scope of Opinion 25, all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable."
3. ATIW management asserted that the fair value of the media credits received was more reliably measurable since an appraiser experienced in the broadcast industry had appraised it.

Based on our understanding of the transaction, we believe the transaction should be reported consistent with the provisions of SFAS No. 123 and reported at fair value. Based on management's assertions, the appraised value of the media credits is more reliably measurable than the fair value of the 3,000,000 shares of Class A common stock issued in exchange, and the transaction should be valued at such appraised amount.

Yours very truly,

TULLIUS TAYLOR SARTAIN & SARTAIN LLP